Exhibit 99.1

Grid Dynamics Announces Combination with ChaSerg Technology Acquisition Corp. to Become Publicly Listed Company

Transaction Positions Grid Dynamics to Execute on Compelling Growth Opportunities in the Rapidly Expanding Digital Transformation Services Industry

Joint Investor Conference Call to be held on November 13, 2019 at 11:00am ET

San Ramon Calif. and New York, NY – November 13, 2019 – Grid Dynamics International, Inc. (“Grid Dynamics”), a leader in driving enterprise-level digital transformation, today announced that it has entered into a definitive merger agreement with ChaSerg Technology Acquisition Corp. (Nasdaq: CTAC) (“ChaSerg”), a special purpose acquisition company led by Chief Executive Officer Lloyd Carney and President and Chief Financial Officer Eric Benhamou. Upon completion of the combination, Grid Dynamics will become a Nasdaq-listed public company, with an anticipated initial equity market capitalization of approximately $515 million based on a stock price of $10.00 per share. Immediately upon consummation of the transaction, ChaSerg will change its name to “Grid Dynamics Holdings, Inc.”

Grid Dynamics Investment Highlights:

●	Leader in driving enterprise-level digital transformation for Fortune 1000 companies
●	Large and rapidly growing market opportunity estimated to exceed $750 billion by 2025, with current addressable market in excess of $100 billion
●	Strong technical expertise in the rapidly growing fields of artificial intelligence (AI), data science, cloud computing, microservices, and DevOps
●	Stable and predictable business model driven by high value, high impact services and a proven track-record of growth with existing and new customers
●	Demonstrated ability to attract, train, and retain top-digital engineers
●	Globally integrated delivery model leveraging close collaboration with clients and optimized staffing to ensure superior client ROI and an efficient cost structure
●	Proven platform with multiple avenues for continued growth
●	Compelling financial profile:
■	Estimated 2019 revenue of $116-$117 million and adjusted non-GAAP EBITDA of $23.6-$24.3 million
■	2015 - 2019E organic revenue CAGR of ~30%, and 20%+ adjusted non-GAAP EBITDA margin
■	Superior 2018 revenue per employee of $93,000 per year, approximately 50% higher than publicly traded peers including EPAM Systems, Endava PLC and Globant SA.
■	Demonstrated growth and retention of top accounts resulting in an expected two and a half times increase in spend of top 10 clients over the past 5 years
●	Highly experienced and cohesive management team led by Leonard Livschitz, CEO of Grid Dynamics

Lloyd Carney, CEO of ChaSerg, stated, “After a thorough search process, in which we conducted a comprehensive analysis of multiple potential business combinations, Grid Dynamics stood above the rest as an ideal partner that we believe could deliver the best long-term shareholder value. Leonard and the entire management team have built a truly impressive organization, establishing Grid Dynamics as a market leading provider of digital transformation services. Their impressive blue-chip client base and the number of long-standing and growing relationships they have nurtured is a testament to their leading capabilities, unique delivery model, and client-centric culture underpinned by an employee base of leading digital engineers. Furthermore, Grid Dynamics’ attractive financial profile and multiple avenues for growth in a rapidly expanding market give us great confidence in their long-term growth strategy.”

Mr. Carney continued, “With an implied initial enterprise value of approximately 13 times Grid Dynamics’ estimated 2020 adjusted non-GAAP EBITDA, we view this transaction as attractive when compared with the company’s publicly traded peers, which currently trade at an average 2020 EV/EBITDA multiple of approximately 22 times. We are thrilled to help facilitate Grid Dynamics’ listing on the Nasdaq, and excited to partner with Leonard and the rest of the team as they continue to grow as a public company.”

Leonard Livschitz, CEO of Grid Dynamics, stated, “Today’s announcement marks the beginning of an exciting new chapter in our company’s history. The digital economy is profoundly changing the way we access information, goods and services, and as a result, challenging how businesses are currently structured and how their business models function. As a result, virtually every major enterprise across every industry is exploring digital transformation to remain competitive. At Grid Dynamics, our focus has always been exclusively on enabling our clients’ digital transformation journeys through technology consulting and high quality engineering, with the goal of helping our clients achieve their most critical business objectives. We are thrilled to be entering into this transaction with ChaSerg to become a publicly traded company. With access to new sources of capital and liquidity, Grid Dynamics will be able to address our client’s need better than ever before, and I am honored to be leading our organization as we continue to grow.”

Following the completion of the business combination, the combined company will continue to be led by Leonard Livschitz, CEO of Grid Dynamics. In addition, Lloyd Carney and Eric Benhamou will join Grid Dynamics’ Board of Directors.

Summary of Transaction

Under the terms of the proposed transaction, the business combination will be effected through a merger pursuant to which Grid Dynamics will be acquired by a subsidiary of ChaSerg and become a publicly traded entity under the name “Grid Dynamics Holdings, Inc.”

Assuming no redemptions by the public stockholders of ChaSerg, the balance of the approximately $224 million in cash held in ChaSerg’s trust account will be used to pay the existing Grid Dynamics shareholders cash consideration of $130 million. The remainder of the consideration payable to the existing Grid Dynamics shareholders will consist of approximately 25.5 million shares of ChaSerg common stock. In addition, Grid Dynamics is expected to add approximately $80 million of cash at close, net of transaction expenses and fees, which may be used for acquisitions or other strategic priorities.

The transaction has been approved by the boards of directors of both Grid Dynamics and ChaSerg. Completion of the transaction is subject to approval by stockholders and certain other conditions. The transaction is expected to close in the first quarter of 2020.

Additional information about the business combination will be provided in a preliminary proxy statement to be filed with the Securities and Exchange Commission, and will be available at the SEC website at www.sec.gov.

Cantor Fitzgerald and William Blair are acting as capital markets advisors to ChaSerg. Latham & Watkins LLP and Ellenoff, Grossman and Schole are serving as legal counsel to ChaSerg. Covington Associates LLC is acting as financial advisor to Grid Dynamics. Wilson Sonsini Goodrich & Rosati, P.C. are acting as legal counsel to Grid Dynamics. Reed Smith Richards Butler, LLP is serving as legal counsel to Automated Systems Holdings Limited.

Conference Call Information

At 11:00 AM ET on November 13, 2019, Grid Dynamics and ChaSerg will host a joint conference call to discuss the business combination with the investment community. Hosting the call will be Leonard Livschitz, CEO of Grid Dynamics, Lloyd Carney, CEO of ChaSerg, and Eric Benhamou, President and CFO of ChaSerg.

For those who wish to participate, the domestic toll-free access number is 1-877-270-2148 (access code: “Grid Dynamics call”), or for international callers, 1-412-902-6510 (access code: “Grid Dynamics call”). A telephone replay will be available shortly after the call and can be accessed by dialing 1-877-344-7529 (access code: 10136718), or for international callers, 1-412-317-0088 (access code: 10136718).

A webcast of the call, along with this press release and the investor presentation, can be accessed at: https://chasergtechnology.com/

About Grid Dynamics

Grid Dynamics is a leader in driving enterprise-level digital transformation services for Fortune 1000 corporations. We work in close collaboration with our clients on digital transformation initiatives that span strategy consulting, early prototypes and enterprise-scale delivery of new digital platforms. We help organizations become more agile and create innovative digital products and experiences using deep expertise in emerging technology, top global engineering talent, lean software development practices, and a high-performance product culture. Our secret sauce is in applying emergent technologies such as artificial intelligence, data science, cloud computing, Big Data and DevOps to enable digital transformation across the enterprise. Headquartered in the San Francisco Bay Area with over a thousand technologists located in engineering delivery centers throughout the US, Central and Eastern Europe, Grid Dynamics is known for architecting and delivering some of the largest digital transformation programs in the retail, technology and financial sectors to help its clients win market share, shorten time to market and reduce costs of digital operations on a massive scale. To learn more about Grid Dynamics, visit www.griddynamics.com, or follow us on Twitter @GridDynamics.

About ChaSerg

ChaSerg Technology Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While our efforts to identify a target business may span many industries and regions around the world, we intend to focus our search for prospects within the technology industry. ChaSerg is led by Chief Executive Officer Lloyd Carney and President and Chief Financial Officer Eric Benhamou.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP measure. Grid Dynamics believes Adjusted EBITDA provides useful information to management and investors regarding Grid Dynamics’ business and results of operations. Because Adjusted EBITDA is not in conformity with GAAP, we urge you to review Grid Dynamics’ audited financial statements that will be filed with the SEC in ChaSerg’s proxy statement. Adjusted EBITDA is defined by Grid Dynamics as Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), and excludes Stock-Based Compensation Expense and Transaction Expense, which may not be calculated consistently among other companies applying similar reporting measures.

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of ChaSerg and Grid Dynamics to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements concerning: ChaSerg’s and Grid Dynamics’s expectations with respect to future performance, market size and anticipated financial impacts of the proposed business combination (the “Business Combination”); the satisfaction of the closing conditions to the Business Combination; and the timing of the completion of the Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside ChaSerg’s and Grid Dynamics’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (ii) the outcome of any legal proceedings that may be instituted against ChaSerg and Grid Dynamics following the execution of the Merger Agreement and the Business Combination; (iii) any inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of ChaSerg or other conditions to closing in the Merger Agreement; (iv) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (v) the inability to maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (vi) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (viii) costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the possibility that Grid Dynamics or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (xi) other risks and uncertainties indicated in ChaSerg’s filings with the SEC.

ChaSerg cautions that the foregoing list of factors is not exclusive. ChaSerg cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. ChaSerg does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect ChaSerg, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of ChaSerg’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in Part II, Item 1A of ChaSerg’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2019, June 30, 2019 and September 30, 2019.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Important Information for Investors and Stockholders

In connection with the proposed transaction, ChaSerg intends to file a proxy statement with the SEC. The definitive proxy statement and other relevant documents will be sent or given to the stockholders of ChaSerg and will contain important information about the proposed transaction and related matters. ChaSerg’s stockholders and other interested persons are advised to read, when available, the proxy statement in connection with ChaSerg’s solicitation of proxies for the meeting of stockholders to be held to approve the transaction because the proxy statement will contain important information about the proposed transaction. When available, the definitive proxy statement will be mailed to ChaSerg’s stockholders as of a record date to be established for voting on the transaction. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

ChaSerg and its directors and officers may be deemed participants in the solicitation of proxies of ChaSerg’s stockholders in connection with the proposed transaction. ChaSerg stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ChaSerg in its Annual Report on Form 10-K for the year ended Dec. 31, 2018 filed with the SEC. Additional information will be available in the definitive proxy statement when it becomes available.

Contacts

Media Contact

Erin Gilmore

Activate PR + Marketing

512-466-4559

egilmore@activateprmktg.com

ChaSerg Contact

Lloyd Carney
Chief Executive Officer

ChaSerg Technology Acquisition Corp.
(619) 736-6855

Grid Dynamics Investor Contact

William Maina

ICR for Grid Dynamics

646-277-1236

William.Maina@icrinc.com

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